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                                                                    Exhibit 1.24

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          Confidential Materials omitted and filed separately with the
        Securities and Exchange Commission. Asterisks denote omissions.
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Confidential                                                            11/15/00


                           MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding ("MOU") is made as of this 15th day of November, 2000 by and among AltaRex Corp., an Alberta, Canada company, having U.S. offices at 610 Lincoln Street, Waltham, MA, USA (hereinafter "AltaRex") and Dompe Farmacutici S.p.A., an Italian company, having offices at Via San Martino, 12, 20122, Milano, Italy (hereinafter "Dompe"). This MOU replaces and supercedes in its entirety the MOU between AltaRex and Dompe dated November 10, 2000.

The purpose of this MOU is to set forth the mutual understanding of AltaRex and Dompe (the "Parties") regarding the terms of a Collaboration and Distribution Agreement between the two companies by which Dompe will act as exclusive distributor for AltaRex's OvaRex(TM) MAb (the "Product") in Italy, Switzerland, Austria, Spain, Portugal, the Republic of San Marino, the State of the Vatican City and certain Eastern European countries (Ukraine, Belarus, Hungary, Poland, Czech Republic, Yugoslavia, Lithuania, Estonia and Latvia) (the "Territory") as well as provisions for investments in Common Shares of AltaRex. The Parties will further enter into discussions regarding the possible inclusion of Russia into the Territory for a period not to exceed 120 days from the date of the signing of this MOU, during which period AltaRex will not discuss with others the licensure of Product for Russia.

This MOU is a binding commitment with respect to the investment provisions as outlined in Section 9. Further, this MOU is intended to provide a general framework for a more detailed Distribution Agreement (the "Agreement"). The Parties agree to work together in good faith in order to complete such an Agreement within 90 days of signing of this MOU.

1.   DISTRIBUTION AGREEMENT

AltaRex hereby grants Dompe exclusive distribution rights for the Product in the Territory. AltaRex also grants to Dompe a Right of First Offer ("ROFO") for the Territory to enter into negotiation over a ninety day period on each additional antibody for cancer ("Other Products") when each antibody enters Phase II clinical trials in the United States or Europe. At the moment, Other Products refer to BrevaRex(R), AR54, ProstaRex(TM) and GivaRex(TM) antibodies.

Pursuant to this agreement between Dompe and AltaRex, Dompe will commercialize the Product either directly or indirectly in the Territory. Dompe shall also be responsible for obtaining pricing authorization from the Italian authorities and shall make reasonable efforts to obtain a price consistent with other worldwide pricing policies and practices for the Product at the time regulatory approval is obtained by AltaRex. In establishing a price in Italy, Dompe shall advise AltaRex and its other partners of its discussions with Italian authorities.

2.   CLINICAL DEVELOPMENT

Upon the availability of cell culture-produced OvaRex(TM) MAb, AltaRex will supply, [**] to Dompe, sufficient OvaRex(TM) MAb for a [**] patient trial of the Product to be conducted in the Territory. Such trial (either as a separate trial or as part of a multicenter, multinational trial) shall be conducted by Dompe using a protocol supplied by AltaRex and agreed upon by the Parties.

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Confidential                       Page 2                               11/15/00

Any and all other costs for such trial will be borne exclusively by Dompe. The data resulting from such trial, and any other pertinent information thereto, will be the property of AltaRex.

Dompe shall be given access to clinical and other data available to AltaRex and its other licensees and other resellers, to the extent such data may be useful in order to obtain required pricing approval in the Territory and for marketing purposes.

3.   TERM OF THE AGREEMENT

The initial term of the Agreement shall be ten (10) years starting from the commercialization date of the Product. Thereafter, the Agreement will provide for automatic 24 month renewals (each 24 month renewal an "Extension Term") unless either Party gives the other written notice of its intention not to renew the Agreement, provided that either Party gives notice of its intention not later than 24 months prior to the expiration of the initial term or not later than 12 months prior to the expiration of any Extension Period.

4.   ORDERING AND FORECASTING

Upon the granting or marketing authorization in the Territory, Dompe shall submit to AltaRex a forecast containing the unit volume of Product to be ordered over the following 12 months for each country of the Territory. This forecast will be updated quarterly and provided to AltaRex within 10 working days of the beginning of each quarter. Irrevocable purchase orders for the Product shall be placed not less than 3 months in advance of the required delivery date.

5.   PURCHASE MINIMUM

During each year of the Agreement, Dompe agrees to purchase a designated number of units ("Purchase Minimum") of the Product. The Purchase Minimum shall be based on the registration of the Product by the Ministry of Health ("MOH") as either a Class A drug (no prescribing limitations) or Class H drug (prescribing limitations). If the Product is registered as a Class B or Class C drug, the Parties shall negotiate in good faith a revised Purchase Minimum. During contract years 1 through 3 the Purchase Minimum shall equal [**]% of the amount set forth in a schedule to be defined by the Parties and attached to the final Agreement as Appendix A.

6.   REGULATORY APPROVAL

AltaRex at its own cost will be responsible for obtaining marketing authorization in the Territory. Dompe shall furnish assistance to AltaRex in its efforts to obtain marketing approval from the MOH. AltaRex and Dompe shall cooperate fully with each other in submitting and prosecuting such applications including a co-ordinated approach with Dompe for achieving an accelerated approval in Italy.

7.   PURCHASE PRICE

AltaRex will sell each unit of Product to Dompe for an amount equal to [**] percent ([**]%) of the ex-factory reimbursed price for the Product established by applicable government authorities

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Confidential                       Page 3                               11/15/00

in each market. If the ex-factory reimbursement price is lower than the expected $[**] by an amount exceeding 10%, the Parties will negotiate an appropriate solution in good faith. If, AltaRex has accepted a lower price in any European Economic Community (EEC) country, Dompe will be able to commercialize the Product in the Territory at that lower ex-factory reimbursement price.

8.   MILESTONE PAYMENTS

Dompe agrees to pay to AltaRex U.S. $1.0 million upon the first commercialization (marketing approval and reimbursement without restriction for either the "watchful waiting" or the recurrent disease indication) of OvaRex(TM) MAb in Spain and U.S. $0.250 million upon a similar commercialization approval and reimbursement in Portugal.

9.   INVESTMENT IN ALTAREX CORP. PUBLIC EQUITY

Simultaneous with the signing of this MOU, Dompe will pay to AltaRex a total of U.S. $5,000,000 to buy Common Shares of AltaRex on a Private Placement basis at the price of Canadian $0.55 (Canadian $2.20 post-consolidation), the closing price of AltaRex shares on the Toronto Stock Exchange as of the end of day Thursday, November 9, 2000. Shares purchased under the Private Placement will be subject to 180 day lock-up period, the completion of a Subscription Agreement, a Private Placement Questionnaire and Undertaking and a Personal Information Form all of which must be signed by Dompe by 5:00 PM Boston time, Tuesday November 21, 2000. The funds will be held in escrow pending appropriate approval by regulatory authorities in Canada. Dompe hereby represents and warrants to AltaRex that such shares will be purchased by Dompe for investment purposes and not for resale or distribution.

10.  ADDITIONAL INVESTMENT IN ALTAREX CORP.

As a result of, and with the execution of the aforementioned purchase of Common Shares, Dompe will have the option to purchase up to an additional US $5,000,000 in AltaRex Common Shares upon the listing of such shares on the NASDAQ or a similar exchange in the United States in a separate private placement at a [**]% discount to other potential investors at such time, subject to appropriate regulatory approval. Such investment will be subject to any and all restrictions imposed by applicable securities laws.
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Confidential                       Page 4                               11/15/00

IN WITNESS WHEREOF, the Parties have caused this MOU to be executed by their duly authorized officers.

DOMPE


By: /s/ Sergio Dompe                   Date:  November 15, 2000
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Print name and title: Sergio Dompe, Chief Executive Officer


ALTAREX CORP.


By: /s/ Richard E. Bagley              Date:  November 15, 2000
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Print name and title: Richard E. Bagley, President & Chief Executive Officer